UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                   Cutera, Inc.
 -----------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
 -----------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    232109108
                                    ---------

                                 (CUSIP Number)

                                  June 27, 2007
                                 --------------

             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [ ]      Rule 13d-1(b)

                 [X]      Rule 13d-1(c)

                 [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 232109108                    13G                     Page 2 of 6
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        1  NAME OF REPORTING PERSON

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [ ]

                    (b) [X]
---------- ------------------------------------------------------------------
        3  SEC USE ONLY

---------- ------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ -------------------------------------------------
                         5  SOLE VOTING POWER

                            578,968
BENEFICIALLY         ------ -------------------------------------------------
NUMBER OF                6  SHARED VOTING POWER
SHARES
OWNED BY                    126,261
EACH                 ------ ----------------------------------------------------
REPORTING                7  SOLE DISPOSITIVE POWER
PERSON
WITH                        578,968
                     ------ -------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            126,261
---------- ------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           705,229
---------- ------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES [ ]

---------- ------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.2%
---------- ------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

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CUSIP No. 232109108                    13G                     Page 3 of 6
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Item 1(a)           Name of Issuer:
                    --------------

                    Cutera, Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    3240 Bayshore Blvd., Brisbane, California 94005


Item 2(a)           Name of Person Filing:
                    ---------------------

                    This statement is being filed by Cumberland Associates LLC.

                    Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, eight securities accounts (the "Accounts") the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce G. Wilcox, Andrew M. Wallach, Lawrence M. Rifkin, Barry A. Konig, Steven D. Morrow and Bradley H. Gendell are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)           Citizenship:
                    -----------

                    Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock (the "Shares")

Item 2(e)           CUSIP Number:
                    ------------

                    232109108

Item 3              Not Applicable

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CUSIP No. 232109108                    13G                     Page 4 of 6
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Item 4.             Ownership:
                    ---------

Item 4(a)           Amount Beneficially Owned:
                    -------------------------

                    As of June 27, 2007, Cumberland Associates LLC may be deemed the beneficial owner of 705,229 Shares.

Item 4(b)           Percent of Class:
                    ----------------

                    The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes 5.2% of the total number of Shares outstanding, based upon a total of 13,550,880 Shares issued and outstanding as of April 30, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.

Item 4(c)           Number of shares as to which such person has:
                    --------------------------------------------

                    (i)    Sole power to vote or to direct the vote:

                           578,968

                    (ii)   Shared power to vote or to direct the vote:

                           126,261

                    (iii) Sole power to dispose or to direct the disposition of:

                           578,968

                    (iv) Shared power to dispose or to direct the disposition of:

                           126,261

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable

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CUSIP No. 232109108                    13G                     Page 5 of 6
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Item 8              Identification and Classification of Members
                    --------------------------------------------
                    of the Group:
                    ------------

                    See Item 2.

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

                    By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 232109108                    13G                     Page 6 of 6
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2007

                                             CUMBERLAND ASSOCIATES LLC



                                             By:    /s/ Gary G. Tynes
                                                  ---------------------------
                                                  Name:   Gary G. Tynes
                                                  Title:  Managing Member/CFO